Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Medical Properties Trust, Inc.
We consent to the incorporation by reference in the registration statement (No. 333-121883) on Post-Effective Amendment No. 6 on Form S-3 to Form S-11 of Medical Properties Trust, Inc. of our report dated February 24, 2006, with respect to the consolidated balance sheets of Medical Properties Trust, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for the years then ended and for the period from inception (August 27, 2003) to December 31, 2003, and the related financial statement schedules, which report appears in the December 31, 2005 Annual Report on Form 10-K of Medical Properties Trust, Inc. and to the reference of our firm under the heading “Experts” in the registration statement.
/s/ KPMG LLP
Birmingham, Alabama
September 26, 2006